[Education Management Corporation Letterhead]
February 23, 2009
Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street, NE
Washington, DC 20549

Re:	Education Management Corporation
Form S-1
Amendment No. 2 Filed October 1, 2008
File No. 333-148259
Dear Mr. Spirgel:
     We are providing this letter in response to the comments of the Staff contained in your letter dated October 10, 2008 regarding Amendment No. 2 to the Form S-1 filed by Education Management Corporation on October 1, 2008 (File No. 333-148259) (the “Form S-1”). Set forth below are the Staff’s comments and our responses.
Cash Bonuses, page 104
COMMENT NO. 1:
     We note your disclosure that bonuses are granted pursuant to your Management Incentive Compensation Plan, based on the attainment of corporate and individual goals and objectives. We further note your disclosure that your NEOs received 60% percent of their bonus based on the EBITDA less capital expenditures target, 20% based on the net revenue target and 20% based on the completion of their individual key performance objectives. Please disclose the specific performance targets and objectives for each of these categories. See Item 402(b)(2)(v) of Regulation SK.
RESPONSE:
     We have expanded our disclosure on page 111 of Amendment No. 3 to the Form S-1 in response to the Staff’s comment.
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     Thank you for your consideration. If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your continued review of the Form S-1, please contact me at 412-562-0900 at your earliest convenience.

Sincerely, EDUCATION MANAGEMENT CORPORATION
By:	/s/ Edward H. West
Edward H. West
President and Chief Financial Officer